February 19, 1997



VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: Amendment to Schedule 13G

Ladies and Gentlemen:

     Submitted herewith is Amendment No. 6 to the Schedule 13G for Fred P. Lampropoulos. This filing is being effected by direct transmission via the Commission's EDGAR System. No fee is required in connection with this filing. If you have any questions concerning this material, please do not hesitate to call the undersigned or Richard G. Brown at (801) 532-7840.

                                   Sincerely,

                                 /s/ SUSAN ALLEN

                                   Susan Allen
                                 Legal Assistant



Attachment
cc:  Merit Medical Systems, Inc.
     richard G. Brown

c:\wp51\secfil\sos\sec-ltr7.ska
                                        1

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )*




                           Merit Medical Systems, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   589889-10-4
                   -------------------------------------------

                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)
                                Page 1 of 4 Pages

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  CUSIP No.  589889-10-4                               Page   2   of   4   Pages


                                       13G

--------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Fred P. Lampropoulos
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
 3         SEC USE ONLY


--------------------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                               5         SOLE VOTING POWER

      NUMBER OF                             630,618
       SHARES               ----------------------------------------------------
     BENEFICIALLY              6         SHARED VOTING POWER
      OWNED BY
        EACH                                None
      REPORTING             ----------------------------------------------------
       PERSON                  7         SOLE DISPOSITIVE POWER
        WITH
                                            630,618
                            ----------------------------------------------------
                               8         SHARED DISPOSITIVE POWER

                                            None
--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               630,618
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               9.0%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

SEC 1745 (2-95)

CUSIP NO.  589889-10-4                                 Page   3   of   4   Pages

                                      13G

Item 1.

         (a)      Name of Issuer:  Merit Medical Systems, Inc.

         (b)      Address of Issuer's Principal Executive Offices:    1600  West
                  Merit Parkway, South Jordan, Utah 84095


Item 2.

         (a)      Name of Person Filing:   Fred P. Lampropoulos  (the "Reporting
                  Person")

         (b)      Address of Principal Business Office or, if none, Residence:
                  1600 West Merit Parkway, South Jordan, Utah 84095

         (c)      Citizenship:  United States

         (d) Title of Class of Securities: Common Stock, no par value (the "Common Stock")

         (e)      CUSIP Number:  589889-10-4


Item 3.

                  This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).


Item 4.           Ownership

         (a) Amount Beneficially Owned: As of December 31, 1996 the Reporting Person was the owner of 630,618 shares of the Common Stock, which includes 9,036 shares owned by the Reporting Person pursuant to the Issuer's 401(k) Plan, based upon the most recent plan statement timely distributed, and 51,500 shares that the Reporting Person has the right to acquire pursuant to presently exercisable options.

         (b)      Percent of Class:  9.0%

         (c)      Number of shares as to which the Reporting Person has:

                  (i)      sole power to vote or to direct the vote:  630,618

                  (ii)     shared power to vote or to direct the vote:  None

                  (iii) sole power to dispose or to direct the disposition of: 630,618

                  (iv) shared power to dispose or to direct the disposition of: None



SEC 1745 (2-95)

CUSIP NO.  589889-10-4                                 Page   4   of   4   Pages

                                      13G


Item 5.  Ownership of Five Percent or Less of a Class

                  This statement is not being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.


Item 8.  Identification and Classification of Members of the Group

         Not applicable.


Item 9.  Notice of Dissolution of Group

         Not applicable.


Item 10. Certification

         Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      DATED:         February 18, 1997



                                                     By /s/ FRED P. LAMPROPOULOS
                                                        ------------------------
                                                            Fred P. Lampropoulos



SEC 1745 (2-95)